Calculation of Filing Fee Tables

FORM SC TO-I/A

(Form Type)

iDirect Private Markets Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$57,543,459.05	(1)	$138.10	$7,946.75
Fees Previously Paid	$57,543,459.055			$7,946.75
Total Transaction Value	$57,543,459.05	(1)
Total Fees Due for Filing				$7,946.75
Total Fees Previously Paid				$7,946.75
Total Fee Offsets				-
Net Fee Due				$0.00

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $7,946.75 was paid in connection with the filing of the Schedule TO-I by iDirect Private Markets Fund (File No. 005-90074) on November 14, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.